December 17, 2010

Edward P. Bartz

Law Clerk

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Copeland Trust (f.k.a. Edgartown Trust)

File Nos. 333-169806, 811-22483

Dear Mr. Bartz:

On behalf of Copeland Trust (f.k.a. Edgartown Trust) (the "Registrant") we hereby submit, via electronic filing, Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement.  Effective December 15, 2010, the Registrant changed its name from "Edgartown Trust" to "Copeland Trust."  This change is reflected in Pre-Effective Amendment No. 1.

On October 7, 2010, the Registrant, on behalf of the Copeland Risk Managed Dividend Growth Fund (the "Fund"), the sole series of the Registrant, filed its registration statement on Form N-1A.  By letter dated October 29, 2010 you provided written comments regarding the filing.  By letter dated November 22, 2010, the Registrant provided written responses to those comments.  Subsequently, you provided additional comments by telephone.  In response to the additional comments, the Registrant provided supplemental information.  On December 13, 2010, you provided clarifying remarks with respect to the response letter dated November 22, 2010.  By letter dated December 15, 2010, the Registrant provided written responses to those comments.  All changes related to the response letters are marked.

The Registrant hereby requests immediate acceleration of the effective date of this Amendment to the Registrant's Registration Statement or, in the alternative, acceleration to the earliest possible time.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

3.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

4.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (513) 352-6725.

Best regards,

/s/ JoAnn M. Strasser

JoAnn M. Strasser

JoAnn.Strasser@ThompsonHine.com   Phone 513.352.6725   Fax 513.241.4771

 663849.1